N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of Aug 31st 2017

Fund	Name of Person	Ownership % of Series

As of March 1st 2017

Fund	Name of Person	Ownership % of Series
Columbia Balanced Fund	American Enterprise Investment Svc	27.43%
Columbia Global Energy and Natural Resources Fund	American Enterprise Investment Svc	26.01%